SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.
CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Ambev S.A. (the "Company") that, as indicated in the Minutes of the Board of Directors’ Meeting held on January 15, 2016, the members of the Company’s Board of Directors, approved the distribution of interest on own capital (“IOC”) in the amount of R$0.13 per share of the Company, which shall be deducted from the results of the 2015 fiscal year based on the Company’s balance sheet dated December 31, 2015, and shall be attributed to the minimum mandatory dividends for 2015. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1105 per share of the Company, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the payment of earnings on December 30, 2015.  Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on December 30, 2015, shall provide specific notice to such effect to Ambev S.A., Área de Ações, c/o Nilson Casemiro – Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo/SP, Brazil, by no later than January 30, 2016. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payment shall be made as from February 29, 2016  (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including January 29, 2016, with respect to BM&FBovespa, and February 3, 2016, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including February 1, 2016.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Bradesco’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, January 15, 2016.

Ambev S.A.
Ricardo Rittes de Oliveira Silva

Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
Date: January 15, 2016